UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                   -----------------------------------------
                    (F/K/A INTEGRA LIFESCIENCES CORPORATION)
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    457985208
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                        ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 26, 2001
                              --------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 2 of 13 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               2,955,000
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                      0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       2,955,000
   With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            2,955,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                        [X]

13       Percent of Class Represented By Amount in Row (11)
                                     13.72%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                                   SCHEDULE 13D

CUSIP No. 457985208                                           Page 3 of 13 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]


6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 2,955,000
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                        0
  Each
Reporting                   9             Sole Dispositive Power
 Person                                          2,955,000
  With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,955,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                        [X]

13       Percent of Class Represented By Amount in Row (11)
                                     13.72%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 4 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 2,955,000
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                        0
  Each
Reporting                   9             Sole Dispositive Power
 Person                                          2,955,000
  With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,955,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                        [X]

13       Percent of Class Represented By Amount in Row (11)
                                     13.72%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 5 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5

         Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 2,955,000
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                        0
  Each
Reporting                   9             Sole Dispositive Power
 Person                                          2,955,000
  With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    2,955,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                        [X]

13       Percent of Class Represented By Amount in Row (11)
                                     13.72%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 6 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 3,757,800
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                        0
  Each
Reporting                   9             Sole Dispositive Power
 Person                                          3,757,800
  With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               3,757,800

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                        [_]

13       Percent of Class Represented By Amount in Row (11)
                                     17.38%

14       Type of Reporting Person (See Instructions)
                  IA

                                                              Page 7 of 13 Pages


         This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer") (f/k/a Integra LifeSciences Corporation). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 3 is being filed by the Reporting Persons to report that, on June 26, 2001, 75,000 shares of Series B Preferred Stock held for the account of QIP were converted into 1,963,350 Shares, and 25,000 shares of Series B Preferred Stock held for the account of SFM Domestic Investments were converted into 654,450 Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC") and

         v)       Mr. George Soros ("Mr. Soros").

         This Statement relates to securities held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

         Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the officers and directors of QIP and QIH Management.

Item 5.   Interest in Securities of the Issuer.

         (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 2,955,000 Shares (approximately 13.72% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number includes (A) 2,143,350 Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 shares of Series C Preferred Stock held for the account of QIP and (C) 270,550 Shares issuable upon exercise of 270,550 warrants held for the account of QIP.

             (ii) Mr. Soros may be deemed the beneficial owner of 3,757,800 Shares (approximately 17.38% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number includes (A) 2,143,350 Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 shares of Series C Preferred Stock held for the account of QIP; (C) 270,550 Shares issuable upon exercise of 270,550 warrants held for the account of QIP; (D) 714,450 Shares held for the account of SFM Domestic Investments; (E) 58,900 Shares issuable upon conversion of 5,301 shares of Series C Preferred Stock held for the account of SFM Domestic Investments and (F) 29,450 Shares issuable upon exercise of 29,450 warrants held for the account of SFM Domestic Investments.

                                                              Page 8 of 13 Pages


         (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) and Mr. Soros (as a result of his position with SFM LLC) may be deemed to have the sole power to direct the voting and disposition of the 2,955,000 Shares held for the account of QIP (assuming the conversion of all shares of Series C Preferred Stock and the exercise of all warrants held for the account of QIP).

             (ii) Mr. Soros in his capacity as the sole managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 802,800 Shares held for the account of SFM Domestic Investments (assuming the conversion of all shares of Series C Preferred Stock and the exercise of all warrants held for the account of SFM Domestic Investments).

         (c) Except for the transactions listed in Annex B hereto, there have been no transactions effected with respect to the Shares since May 6, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

             (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

         (e)  Not applicable.

Item 7.   Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 13 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: July 5, 2001

                                               QUANTUM INDUSTRIAL PARTNERS LDC


                                               By: /s/ Richard D. Holahan, Jr.
                                                   -----------------------------
                                                   Richard D. Holahan, Jr.
                                                   Attorney-in-Fact

                                               QIH MANAGEMENT INVESTOR, L.P.

                                               By:      QIH Management, Inc.,
                                                        its General Partner

                                               By: /s/ Richard D. Holahan, Jr.
                                                   -----------------------------
                                                   Richard D. Holahan, Jr.
                                                   Vice President

                                               QIH MANAGEMENT, INC.


                                               By: /s/ Richard D. Holahan, Jr.
                                                   -----------------------------
                                                   Richard D. Holahan, Jr.
                                                   Vice President

                                               SOROS FUND MANAGEMENT LLC


                                               By: /s/ Richard D. Holahan, Jr.
                                                   -----------------------------
                                                   Richard D. Holahan, Jr.
                                                   Assistant General Counsel

                                               GEORGE SOROS


                                               By: /s/ Richard D. Holahan, Jr.
                                                   -----------------------------
                                                   Richard D. Holahan, Jr.
                                                   Attorney-in-Fact

                                                             Page 10 of 13 Pages




                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC


Name/Title/Citizenship                        Principal Occupation                    Business Address
----------------------                        --------------------                    ----------------

Curacao Corporation Company N.V.              Managing Director of Netherlands        Kaya Flamboyan 9
Managing Director                             Antilles corporations                   Willemstad
(Netherlands Antilles)                                                                Curacao,
                                                                                      Netherlands Antilles

Inter Caribbean Services Limited Secretary    Administrative services                 Citco Building
(British Virgin Islands)                                                              Wickhams Cay
                                                                                      Road Town
                                                                                      Tortola
                                                                                      British Virgin Islands



                 Directors and Officers of QIH Management, Inc.



Frank V. Sica                            Managing Partner of Soros Private      888 Seventh Avenue
Director and President                   Equity Partners LLC                    28th Floor
(United States)                                                                 New York, NY 10106

Michael C. Neus                          Deputy General Counsel of SFM LLC      888 Seventh Avenue
Director and Vice President              and General Counsel of Soros Private   33rd Floor
(United States)                          Funds Management LLC                   New York, NY 10106

Eve Mongiardo                            Chief Financial Officer of Soros       888 Seventh Avenue
Director and Treasurer                   Private Funds Management LLC           28th Floor
(United States)                                                                 New York, New York 10106

Richard D. Holahan, Jr.                  Assistant General Counsel of SFM LLC   888 Seventh Avenue
Vice President                                                                  33rd Floor
(United States)                                                                 New York, New York 10106


                  To the best of the Reporting Persons' knowledge /1/:

                        (a)       None of the above persons hold any Shares. /1/

                        (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/

----------
/1/ Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 11 of 13 Pages




                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION


                                    Date of        Nature of      Number of
For the Account of                Transaction     Transaction    Securities      Price
------------------                -----------     -----------    ----------      -----

QIP                                6/26/01        Conversion     1,963,350/1/    $3.82/2/

SFM Domestic Investments           6/26/01        Conversion       654,450/3/    $3.82/2/



_________________

1 On June 26, 2001, QIP converted 75,000 shares of Series B Convertible Preferred Stock into 1,963,350 Shares.
2   This amount represents the conversion rate.
3 On June 26, 2001, SFM Domestic Investments converted 25,000 shares of Series B Convertible Preferred Stock into 654,450 Shares.

                                                             Page 12 of 13 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
L.       Joint Filing Agreement,  dated as of July 5, 2001,
         by and among Quantum Industrial Partners LDC, QIH
         Management Investor, L.P., QIH Management, Inc.,
         Soros Fund Management LLC and Mr. George Soros..............     13